SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 8, 2024.

By letter dated February 8, 2024,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (six-month period)	in million ARS
	12/31/2023	12/31/2022
Results of the period (six-month period)	122,205	59,907
Attributable to:
Shareholders of the controlling company	48,800	32,929
Non-controlling interest	73,405	26,978

2. Other comprehensive income for the period (six-month period)	in million ARS
	12/31/2023	12/31/2022
Other comprehensive income for the period (six-month period)	138,289	(8,122)
Attributable to:
Shareholders of the controlling company	49,588	(2,768)
Non-controlling interest	88,701	(5,354)

3. Total comprehensive income for the period (six-month period)	in million ARS
	12/31/2023	12/31/2022
Total comprehensive income for the period (six-month period)	260,494	51,785
Attributable to:
Shareholders of the controlling company	98,388	30,161
Non-controlling interest	162,106	21,624

4. Equity details	in million ARS
	12/31/2023	12/31/2022
Share Capital	588	581
Treasury shares	6	11
Comprehensive adjustment of capital stock and of treasury shares	113,041	113,029
Warrants	10,476	10,693
Share Premium	142,961	139,170
Premium for trading of treasury shares	(8,859)	1,013
Legal Reserve	15,273	10,847
Special Reserve (Resolution CNV 609/12)	73,230	95,044
Cost of treasury share	(4,405)	(6,763)
Conversion reserve	61,087	1,211
Reserve for securities issued by the Company acquisition	1,091	1,091
Reserve for future dividends Other reserves	32,802 10,380	- 9,153
Retained earnings	27,232	12,614
Shareholders’ Equity attributable to controlling company’s shareholders	474,903	387,694
Non-controlling interest	667,581	537,467
Total shareholder's equity	1,142,484	925,161

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 594,174,957 (equivalent to 59,417,495 ADS, including treasury shares), divided into 593,454,045 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share and 720,912 non-endorsable nominative ordinary shares of Nominal Value 1 ARS each with the right to 1 vote each in registration process. Total shares outstanding is 588,107,924.

The Company's market capitalization as of December 31, 2023, was approximately USD 563.3 million. (59,417,495 ADS with a price per ADS of USD 9.48)

As of December 31, 2023, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 228,670,718 shares, accounting for 38.88% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2023, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment S.A. and CVCU, and the treasury shares, the remaining shareholders held 359,437,206 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.12% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. Likewise, as a consequence of the payment of cash dividends made on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares were modified, being the current conversion ratio of 1.2548 common shares per warrant exercised and the current exercise price of USD 0.4508 for each share.The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 87,662,070.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 704,173,322. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 44,091,287 ordinary shares, which would mean a 39.07% stake on the share capital, that is, 272,762,005 shares.

Below are the highlights for the three-month period ended December 31, 2023:

●
The net result for the first semester of fiscal year 2024 recorded a gain of ARS 122,205 million compared to ARS 59,907 million in the same period of 2023, mainly due to the gain from changes in the fair value of IRSA's investment properties. The gain attributable to the controlling shareholder was ARS 48,800 million, compared to ARS 32,929 million in the same period of 2023.

●
The adjusted EBITDA for the period reached ARS 79,677 million, 45.1% higher than the same period in 2023. The adjusted EBITDA of the agricultural segments was ARS 23,857 million, 39.3% higher than 2023, mainly due to higher farmland sales.

●
The 2024 campaign is being developed with better weather conditions in the region, mainly in Argentina, and correction of international commodity prices. We hope to plant approximately 282,000 hectares, in line with the 2023 campaign.

●
During the semester, in October 2023, we sold a fraction of 4,262 hectares of reserve with productive potential of “Los Pozos” farm, in the province of Salta, Argentina, for USD 2.3 million and in December 2023, we sold a fraction of 500 hectares of agricultural activity of “El Tigre” farm, in the province of La Pampa, Argentina, for USD 3.75 million.

●
In February 2024, the process of distributing the dividend in cash and in kind, in IRSA shares, and the treasury shares in the portfolio, approved by the Shareholders’ Meeting on October 5, 2023, to ADS holders, which was pending, was concluded.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 8, 2024